SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 2, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia press release dated May 2, 2008: T-Mobile and Nokia collaborate on mobile services and personal social networks

2.               Nokia stock exchange release dated May 8, 2008: Dividend of EUR 0.53 per share; Board and Committee members elected; Nokia to buy back own shares; Nokia to issue shares held by the Company

3.               Nokia stock exchange release dated May 14, 2008: Exercises with stock options of Nokia Corporation

4.               Nokia press release dated May 14: Nokia signs agreement to sell its line fit automotive business

5.               Nokia press release dated May 16: Informatica’s acquisition of Nokia’s Identity Systems completed

6.               Nokia press release dated May 22: Orange and Nokia to form strategic international partnership on mobile services press release

May 2, 2008

T-Mobile and Nokia collaborate on mobile services and personal social networks

Bonn, Germany and Espoo, Finland - T-Mobile and Nokia today announced that they are collaborating to accelerate the availability of new Internet services and personal social communities on mobile devices.

By signing this collaboration agreement, T-Mobile and Nokia will be able to offer their European customers faster and easier access to all of T-Mobile’s web’n’walk Internet services as well as all to Nokia’s Ovi Internet services on a wide range of Nokia devices.

T-Mobile and Nokia will together drive the mobilization of social networks. The companies will partner to further enhance T-Mobile’s community-oriented MyFaves service, launched in October 2007 in Europe, empowered by the well-known Nokia user experience.

Widget cooperation is another focus area for the companies, where T-Mobile’s leading web’n’walk offering will provide an even richer user experience. T-Mobile’s web’n’walk offers customers an instant and customizable access to their most preferred Internet and messaging services.

For T-Mobile customers, Nokia will customize its devices to provide a dedicated suite of T-Mobile services which will be seamlessly integrated to Nokia devices. Similarly, T-Mobile customers can access Nokia’s Internet services, such as music, maps and games, through their Nokia device, which will offer T-Mobile customers a great opportunity to enjoy best-in-class Internet services.

In March T-Mobile and Nokia announced the exclusive Nokia 6650 device for T-Mobile which will be available in July in Europe. This collaboration is the next step in intensifying the good partnership between the companies.

“We are pleased about developing our long-lasting and successful cooperation with Nokia, which underlines our position as an innovation leader,” says Christopher Schläffer, Group Product & Innovation Officer at Deutsche Telekom. “High-performance devices and our broadband mobile phone network are ideally suited for granting easy access to our T-Mobile Services like MyFaves, web’n’walk or Nokia-complementary service offerings (e.g. Maps or Games), providing our customers with an even wider range of mobile communication, information and entertainment services.”

“We are excited about further extending our good cooperation with T-Mobile by supporting them in their key propositions like My Faves and web’n’walk, and we see this as a perfect match with our Ovi services. Easy access to a wide variety of services will enhance the way people use their mobile devices and bring Web 2.0 experiences to life. We believe in providing consumers with choice regarding which Internet services they want to access from their mobile device,” said Anssi Vanjoki, Executive Vice President, Markets, Nokia

About T-Mobile International

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. Almost 120 million mobile customers were served by companies of the Deutsche Telekom group by end of 2007. The common technology platform is based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

For more information about T-Mobile International, please visit www.T-Mobile.net

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of

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consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia, Markets

Communications

Liisa Nyyssönen

Tel. +358 7180 34564

Email: liisa.nyyssonen@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

T-Mobile International

Corporate Communication

Tel. +49 (0) 228 / 9 36-3 17 17

Fax: +49 (0) 228 / 9 36-3 17 19

EMail: press@t-mobile.net

www.nokia.com

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STOCK EXCHANGE release

May 8, 2008

Nokia Corporation

Stock exchange release

May 8, 2008 at 18.30 (CET+1)

Dividend of EUR 0.53 per share; Board and Committee members elected; Nokia to buy back own shares; Nokia to issue shares held by the Company

Helsinki, Finland –The Annual General Meeting of Nokia Corporation held on May 8, 2008 (AGM) resolved to distribute a dividend of EUR 0.53 per share for 2007. The dividend ex-date is May 9, 2008 and the record date May 13, 2008. The dividend will be paid on or around May 27, 2008.

Board and Committee members elected

The AGM resolved to elect ten members to the Board. The following members of the Nokia Board were re-elected for a term until the close of the Annual General Meeting in 2009: Georg Ehrnrooth, Lalita D. Gupte, Dr. Bengt Holmström, Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino and Keijo Suila. Risto Siilasmaa was elected as a new member to the Nokia Board of Directors for the same term.

In its assembly meeting the Board of Directors elected Jorma Ollila as Chairman of the Board and Dame Marjorie Scardino as Vice Chair of the Board.

The Board of Directors also elected the members of the Board Committees. Per Karlsson was elected as Chairman and Henning Kagermann and Dame Marjorie Scardino as members of the Personnel Committee. Georg Ehrnrooth was elected as Chairman and Lalita D. Gupte, Risto Siilasmaa and Keijo Suila as members of the Audit Committee. Dame Marjorie Scardino was elected as Chair and Georg Ehrnrooth and Per Karlsson as members of the Corporate Governance and Nomination Committee.

The AGM resolved the following annual fees to be paid to the members of the Board of Directors for the term until the close of the Annual General Meeting in 2009: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chair and EUR 130 000 for each member. In addition, the AGM resolved that the chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The AGM also resolved, in line with the past practice, that approximately 40 % of the remuneration will be paid in Nokia shares purchased from the market.

The AGM re-elected PricewaterhouseCoopers Oy as the external auditor for Nokia for the fiscal period 2008.

Nokia to buy back own shares

The AGM authorized the Board of Directors to resolve to repurchase a maximum of 370 million Nokia shares. The authorization is effective until June 30, 2009.

In line with the previously announced share repurchase plan, the Nokia Board of Directors resolved to repurchase a maximum of 370 million Nokia shares under the authorization given by the AGM, however, by using a maximum of EUR 4 billion for the repurchases, until March 31, 2009.

The shares will be repurchased in public trading for purposes identified in the authorization by the AGM at a price based on the market price of the Nokia share. Repurchases may also be carried out by entering into derivative, share lending or other arrangements, in which case the repurchase price paid by the Company may differ from the market price of the execution date of the arrangement.

The repurchases may be commenced earliest on May 16, 2008.

Board’s resolution to issue shares held by the Company

The Nokia Board of Directors resolved to issue 4 190 000 Nokia shares held by the Company as settlement under the Nokia Performance Share Plan 2004 to the Plan participants. The settlement will be made in accordance with the Plan’s terms and conditions as the Company exceeded the predetermined financial criteria for the performance period 2004 - 2007. The decision is based on the authorization to issue shares granted by the Annual General Meeting on May 3, 2007.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE

May 14, 2008

Nokia Corporation

Stock exchange release

May 14, 2008 at 8.30 (CET+1)

Exercises with stock options of Nokia Corporation

Espoo, Finland - Based on Nokia’s 2003 and 2005 employee stock option plans, 221 819 shares of Nokia Corporation were subscribed for between April 1, 2008 and May 7, 2008 and between January 2, 2008 and March 31, 2008 2 518 692 shares as previously announced. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares carry full shareholder rights as from the registration date, May 14, 2008. The shares are admitted to public trading on the OMX Nordic Exchange Helsinki as of the same date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 800 142 555, including the shares held by the company.

Media enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

May 14, 2008

Nokia signs agreement to sell its line fit automotive business

Espoo, Finland – Nokia has today signed an agreement with a newly formed company named novero GmbH on the divestment of Nokia’s line fit automotive business. novero is owned by Razvan Olosu, the former head of Nokia’s Enhancements unit, and Equity Partners GmbH, a German private equity firm that focuses on the acquisitions of companies in the lower mid-market in Germany.

The transaction would enable continuance of the employment for approximately 240 employees of the line fit automotive business in Bochum, Düsseldorf and Detroit. The parties anticipate closing the transaction in June 2008. However, the closing of the transaction remains subject to customary closing conditions, including regulatory approvals.

novero plans to strengthen the main operations of the line fit automotive business in Germany and the United States, and increase the focus and dedication in serving the current customers in the automotive industry. novero aims to play a leading role in the growing market for automotive communications and multimedia solutions, and position itself at the forefront of innovation in the industry.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Equity Partners

Equity Partners is a private equity firm based in Düsseldorf with EUR 1.1 bn assets under management that invests into companies in Germany and private equity funds globally. The firm invests into promising lower mid-market businesses (Mittelstand) in Germany, generally partnering with the management of the firm.  Following a long-term strategy Equity Partners supports their companies to stay or become the leader in their respective markets.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and

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synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

May 16, 2008

Informatica’s acquisition of Nokia’s Identity Systems completed

Espoo, Finland & Redwood City, CA – Nokia (NASDAQ: NOK) and Informatica Corporation (NASDAQ: INFA) today announced that Informatica, the leading independent provider of data integration software, has completed the acquisition of Identity Systems, which was initially announced on April 17, 2008. With this acquisition, Informatica will assume full ownership of Identity Systems, effective from May 15, 2008. Identity Systems is a global leader in enterprise software development for identity resolution, providing fast, highly accurate and scalable solutions to profile, cleanse, group, match and consolidate data within computer systems and network databases.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Informatica

Informatica is a leading independent provider of enterprise data integration software and services. With Informatica, organizations can gain greater business value by integrating all their information assets from across the enterprise. More than 3,000 companies worldwide rely on Informatica to reduce the cost and expedite the time to address data integration needs of varying complexity and scale. For more information, call +1 650 385 5000, or visit www.informatica.com.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any

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actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Informatica

Deborah Wiltshire

Informatica Corporation

+1 650 385 5360

mobile/+1 650 862 8186

dwiltshire@informatica.com

www.nokia.com

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PRESS RELEASE

May 22, 2008

Orange and Nokia to form strategic international partnership on mobile services

Co-operation in the areas of music, mobile gaming, maps, advertising and location based services

Paris, France and Espoo, Finland - Orange and Nokia today announced a strategic international partnership, extending the first agreement signed by the two companies in February 2008. The two industry leaders have committed to a three year partnership, which will include the addition of ten new Nokia handsets to the Orange Signature range and the addition of music to a combined offer of games, advertising, maps and location based services.

Orange and Nokia have agreed to launch a suite of integrated multimedia services on the new Nokia handsets, launching in H208 across nine major markets, in an initiative designed to boost the adoption of mobile digital entertainment. As part of the strategic partnership, customers will have direct access to the Orange Music Store, both Orange and NGage games, as well as Nokia Maps. Under the Orange Signature programme, all services will be integrated into the familiar Orange user interface, providing one click access to information and entertainment.

“This collaboration underlines Orange’s drive to create strategic partnerships that will give customers the best possible mobile multimedia experience in the simplest way,” said Olaf Swantee, EVP of Orange’s Personal Communications Services. “Combined with our leadership in mobile multimedia innovation and relationships with leading content providers, Orange believes that Nokia’s devices and Ovi platform will make a powerful environment for the provision of a joint range of services,” added Georges Penalver, EVP of Orange’s Group Strategic Marketing.

“We are pleased to create this strategic partnership with Orange and believe that the combination of Signature and Ovi services will extend and enrich consumer choice,” said Kai Öistämö, EVP, Devices, Nokia. “We also expect our close collaboration to extend beyond the initial focus areas of music, games, maps and advertising to include other services over time.”

Under the agreement, the two companies will work jointly on marketing to support the launch of new devices and the development of multimedia applications. For instance, Nokia’s Mobile Maps platform and GPS technology will be introduced to a wide portfolio of Nokia handsets in the Orange Signature range, allowing for navigation, location based search and advertising services. The two companies plan to create 10 million active Mobile Maps users on Nokia devices within the Orange footprint by 2010.

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. France Telecom serves more than 172 million customers in five continents as of March 31, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 (13 billion euros at March 31, 2008). As of March 31, 2008, the Group had 111.9 million mobile customers and 12 million broadband internet (ADSL) customers.

Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the banner for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

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For more information: www.orange.com, www.francetelecom.com, www.orange-business.com. Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Orange Press Office

Tel. +33 (0) 1 44 44 93 93

Email: service.presse@orange-ftgroup.com

Georgina Hart, Orange

Tel. +44 (0) 7730 989 693

Email: georgina.hart@orange-ftgroup.com

Nokia, Markets

Communications

Liisa Nyyssönen

Tel. +358 7180 34564

Email: liisa.nyyssonen@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2008	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel